King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

November 21, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Jamestown Invest 1, LLC
Offering Statement on Form 1-A
Amendment No. 1
Filed November 12, 2019
File No. 024-11102

Dear Ms. Gorman:

On behalf of our client, Jamestown Invest 1, LLC (the “Company,” formerly known as “Jamestown Atlanta Invest 1, LLC”), we hereby submit this letter and the following information in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone call on November 20, 2019 (the “Staff Call”) with respect to Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-11102) filed with the Commission on November 12, 2019 (the “Offering Statement”), relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering”). The Company is concurrently filing Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments, as well as other revisions.

We have paraphrased the Staff’s comments from the Staff Call in italics with the response immediately following the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Amendment No. 1 to Form 1-A filed November 12, 2019

Exhibits

1.

In connection with the consent for the warehoused investments in your Subscription Agreement, please revise your Subscription Agreement to include disclosure from the Offering Statement regarding the warehoused investments. Please revise the disclosure on page 56 of the Offering Statement to reference the consent for the warehoused investments in your Subscription Agreement.

In response to the Staff’s comments, the Company revised our Subscription Agreement and attached the updated Subscription Agreement as Exhibit 4.1 of the Amended Filing. We have also revised page 56 of the Amended Filing.

Jamestown Invest 1, LLC

November 21, 2019

***

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

/s/ C. Spencer Johnson, III

C. Spencer Johnson, III

cc:	Howard Efron
Wilson Lee
Kim McManus
(Securities and Exchange Commission)

Matt Bronfman

Gretchen Nagy

John Wilson

(Jamestown Invest 1, LLC)